Exhibit (a)(1)(G)
EMAIL TO ALL ELIGIBLE EMPLOYEES
From:    Ruby Alexander, Deputy General Counsel
To:    All Eligible Employees
Date:    October 18, 2022
Subject:    Upcoming Information Sessions about Sonder’s Stock Option Repricing Program

Please join us for two voluntary information sessions to review the details of our option repricing program (the “Offer”), which we launched today. These sessions will also provide you with the opportunity to ask questions regarding the Offer. Please watch for these invites in your calendar and join whichever call works best with your schedule.

Your choices are:

Wednesday, October 19, 2022, at 4:00AM Pacific/7:00AM Eastern/12:00PM UTC

-or-

Wednesday, October 19, 2022 at 2:00PM Pacific/5:00PM Eastern/10:00PM UTC
We encourage you to read the Offer materials before attending these information sessions. The Offer materials contain important information about the Offer. If you are unable to attend, or have any other questions related to the Offer, you also may contact our Stock Administration team by email at stockadmin@sonder.com.

Please remember that because individual circumstances differ, this meeting will focus on general information about the Offer. You will have to make your own decision about whether or not to participate in the Offer, after taking into account your own personal circumstances and preferences. We recommend that you consult with your tax advisors when deciding whether or not to accept the Offer.

We will also make a recording of the information session available on the Global Equity page of the Sonder Intranet.